EXHIBIT(a)(9)
                              FOR IMMEDIATE RELEASE



                      Icahn Affiliate to Make Tender Offer
                   For Units of Hallwood Realty Partners, L.P.

New York, NY, April 23, 2003 - High River Limited Partnership, an affiliate of Carl C. Icahn, today announced that it intends to initiate a tender offer for any and all of the partnership units of Hallwood Realty Partners, L.P. (the "Partnership") (AMEX: HRY) at $100 per unit in cash. The tender offer will not be subject to financing. Mr. Icahn noted that the price represents a premium of approximately 40% over the average closing price of approximately $70.80 for Units during the 60 days prior to March 3, 2003, the date on which it was first publicly disclosed that he had purchased Units.

The offer will be conditioned on the elimination of the Partnership's poison pill or the poison pill otherwise being inapplicable to the offer. In that regard, affiliates of Mr. Icahn have today commenced litigation challenging the poison pill on the grounds that it permits the general partner of the Partnership and its affiliates to purchase Units without restriction. That litigation is unrelated to the litigation pending in the Delaware Court of Chancery, Gotham Partners L.P. v. Hallwood Realty Partners, L.P., et al, which, among other things, challenges prior share purchases from the Partnership by the general partner of the Partnership. The offer will also be conditioned on the absence of material transactions by the Partnership and other typical terms and conditions.





High River and its affiliates have not yet commenced the tender offer referred to in this statement. Upon the commencement of any tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange Commission's website at http://www.sec.gov and (ii) the offer to purchase and all related documents from the offeror.





                      Contact: Susan Gordon (212) 702-4309